Exhibit 99.1

Cenovus releases presentation on MEG transaction

highlighting superior value for shareholders

CALGARY, Alberta, Sept 18, 2025 – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today released a presentation outlining the compelling advantages of its transaction with MEG Energy. The transaction was unanimously approved and reaffirmed by MEG Energy’s board of directors, and delivers full and fair value to MEG shareholders. In contrast, Strathcona Resources’ offer is inferior, high risk and not in the best interests of MEG shareholders.

Why Cenovus’s transaction with MEG is the superior outcome:

•	Offers an attractive price at a premium valuation with certainty of consideration value in the form of cash and Cenovus shares.

•

Cenovus brings scale, industry-leading experience, tier-1 assets, leading near-term growth, diversified revenues, a stronger balance sheet with clearly defined and unique synergies, offering the opportunity to participate in the value upside of the integrated Christina Lake region.

•	MEG shareholders have the opportunity to continue the journey with Cenovus by electing to receive share consideration, or cash and share consideration, subject to maximums.

•	Strathcona’s shares are the only consideration offered in its revised bid for MEG, and those shares are illiquid and overvalued relative to peers.

•	Strathcona’s proposal would result in Waterous Energy Fund and other Strathcona insiders controlling the combined company, with interests that may not align with MEG shareholders.

The presentation detailing the merits of Cenovus’s transaction is available here (link).

Advisory

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation about Cenovus’s current expectations, estimates and projections about the future of Cenovus, including following the acquisition of MEG, based on certain assumptions made in light of Cenovus’s experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Forward-looking information in this document is identified by words such as “acquire”, “anticipate”, “consolidate”, “continue”, “drive”, “enable”, “expect”, “intend”, “leverage”, “maintain”, “opportunity”, “option”, “preserve”, “synergy”, “target”, “unlock”, and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: acquiring all of the issued and outstanding common shares of MEG pursuant to a plan of arrangement (the “Acquisition”); the advantages of the Acquisition; the inferior nature of and risk associated with Strathcona Resources’ offer; expectations with respect to the value offered by the Acquisition; the ability of MEG shareholders to continue the journey with Cenovus by electing to receive share consideration; the quality of Cenovus’s assets and its near-term growth, diversified revenues, balance sheet strength and unique

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synergies should the Acquisition be completed; offering the opportunity for MEG shareholders to participate in the value upside of the integrated Christina Lake region; the liquidity and value of Strathcona’s shares; the outcomes of Strathcona’s proposal, including Waterous Energy Fund and other Strathcona insiders controlling the combined company and the alignment of their interests with those of MEG shareholders; and Cenovus’s commitment to maximizing value by developing its assets in a safe, responsible and cost-efficient manner, integrating environmental, social and governance considerations into its business plans.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and MEG and others that apply to the industry generally. The factors or assumptions on which the forward-looking information in this news release are based include, but are not limited to: information currently available to Cenovus about itself, MEG and Strathcona and the businesses in which they operate; the best interests of MEG shareholders; the quality of Strathcona’s assets; the composition of Strathcona’s board post-transaction; the accuracy of analyst predictions and calculations; the intention of Strathcona and its board; the trading value and other characteristics of the Strathcona shares; the completion of the Acquisition on anticipated terms and timing, or at all; the satisfaction of customary closing conditions and obtaining key regulatory, court and MEG shareholder approvals; general economic, market and business conditions; anticipated tax treatment of the transaction; that actions by third parties do not delay or otherwise adversely affect completion of the Acquisition; that competing bids do not materially impact the completion of the Acquisition or Cenovus’s or MEG’s business operations, approvals or key stakeholder relationships; potential litigation relating to the Acquisition that could be instituted against Cenovus or MEG; the ability and timing to integrate MEG’s business and operations and realize the anticipated strategic, operational and financial benefits and synergies from the acquisition of MEG by Cenovus; the ability to integrate the Christina Lake region and the value thereof; the existence of near-term growth opportunities; Cenovus’s portfolio and business plan including if the Acquisition is not completed; potential adverse reactions or changes to business relationships, including with employees, suppliers, customers, competitors or credit rating agencies, resulting from the announcement or completion of the Acquisition; the ability to maintain low steam-to-oil ratio; combined company production estimates; the quality of the integrated resource/assets meeting expectations; ability to achieve integrated development and unlock access to resources; achieving anticipated synergy values on anticipated timelines; immediate accretion; that there will be no material change to MEG’s operations prior to completion of the Acquisition; the combined business has the same per barrel oil overhead cost as Cenovus; ability and timing to leverage combined expertise and drive additional value; preservation of Cenovus’s robust financial framework, strong balance sheet, liquidity and investment grade credit ratings; no material changes to laws and regulations adversely affecting Cenovus’s or MEG’s operations or the Acquisition; maintenance of pro forma net debt; commodity prices; Cenovus’s adjustment of its shareholder returns framework to continue balance of deleveraging with meaningful shareholder returns; the interests of MEG shareholders, Waterous Energy Fund and other Strathcona insiders; and the assumptions inherent in Cenovus’s updated 2025 corporate guidance available on cenovus.com.

The risk factors and uncertainties that could cause actual results to differ materially from the forward-looking information in this news release include, but are not limited to: changes to general economic, market and business conditions; not completing the Acquisition on anticipated terms and timing, or at all, including the satisfaction of customary closing conditions and obtaining key regulatory, court and MEG

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shareholder approvals; a change in the interests of MEG shareholders; a change in the quality of Strathcona’s assets; changes in the composition of Strathcona’s board; the accuracy of analyst predictions and calculations; failing to complete the Acquisition on the terms contemplated by the arrangement agreement between Cenovus and MEG; the combined company’s inability to issue securities; the impact of any existing competing bids or from any additional offers for MEG securities that may arise after the date hereof; potential litigation relating to the Acquisition that could be instituted against Cenovus or MEG; the delay or inability to integrate Cenovus’s and MEG’s respective businesses and operations and realize the anticipated strategic, operational and financial benefits and synergies from the Acquisition, including integration of the Christina Lake region; potential adverse reactions or changes to business relationships, including with employees, suppliers, customers, competitors or credit rating agencies, resulting from the announcement or completion of the Acquisition; the inability to maintain low steam-to-oil ratio; the quality of the integrated resource/assets failing to meet expectations; delay or inability to achieve integrated development and unlock access to resources; failing to achieve anticipated synergy values on anticipated timelines; failing to produce immediate accretion; inability to leverage combined expertise and drive additional value; failing to preserve Cenovus’s robust financial framework, strong balance sheet, liquidity and investment grade credit ratings; material changes to laws and regulations adversely affecting Cenovus’s or MEG’s operations or the Acquisition; the inability to maintain pro forma net debt; Cenovus’s inability to adjust its shareholder returns framework to continue balance of deleveraging with meaningful shareholder returns; ability to integrate the MEG assets; the consequences of not completing the Acquisition, including the volatility of the share prices of Cenovus and MEG, negative reactions from the investment community and the required payment of certain costs related to the Acquisition; potential undisclosed liabilities in respect of MEG unidentified during the due diligence process; the accuracy of the pro forma financial information of the combined company after the Acquisition; the interpretation of the Acquisition by tax authorities; the focus of management’s time and attention on the Acquisition and other disruptions arising from the Acquisition; volatility of, and other assumptions regarding, commodity prices; product supply and demand; market competition, including from alternative energy sources; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; and other risks identified under “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis (“MD&A”) for the periods ended December 31, 2024 and June 30, 2025 and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the periods ended December 31, 2024 and June 30, 2025 and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

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Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is committed to maximizing value by developing its assets in a safe, responsible and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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